Exhibit 99.8

RNS Number: 6536W
InterContinental Hotels Group PLC
17 March 2004

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 780,000 of its ordinary shares at a price of 505.0593p per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END